FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Chile S.A.

Securities Registration Record N° 1139

Santiago, April 29 2016

Ger. Gen. N°23/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (“Enersis Chile” or the “Company”), I hereby inform you of the following significant event:

1.       At the Board of Directors’ Meeting held today, Mr. Herman Chadwick Piñera was appointed as Chairman of the Board of Directors, Mr. Giulio Fazio was appointed as Vice Chairman of the Board of Directors and Mr. Domingo Valdés P. was appointed as the Secretary of the Board of Directors.

2.       Similarly, in the aforementioned meeting, the Directors’ Committee, in accordance to the Chilean Companies Act Law N°18,046 and the Sarbanes - Oxley Act, was appointed. The Directors’ Committee is composed of Directors Fernán Gazmuri Plaza, Pedro Pablo Cabrera Gaete and Gerardo Jofré Miranda. As required by the provisions of Circular N°1956 of the Superintendence of Securities and Insurance, I inform you that the three aforementioned members are independent Directors.

3.       I hereby inform you that the Board of Directors of the Company has appointed Mr. Fernán Gazmuri Plaza as the Directors’ Committee’s Financial Expert. Finally, the Directors’ Committee appointed Mr. Fernán Gazmuri Plaza as President of the Directors’ Committee and Mr. Domingo Valdés Prieto as Secretary of the Directors’ Committee.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.           Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago -Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

                                                                                             2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 04, 2016